Mailstop 3628
                                                                October 16,
2019

    Walter Evans
    Manager, Vice President, General Counsel and Secretary
    EFCAR, LLC
    2101 W. John Carpenter Freeway
    Irving, Texas 75063

            Re:    EFCAR, LLC
                   Registration Statement on Form SF-3
                   Filed September 19, 2019
                   File No. 333-233850

    Dear Mr. Evans:

           We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Form of Prospectus

    Exeter's Automobile Financing Program

    Credit Underwriting, page 64

        1. We note your disclosure that the sponsor began using a systemic, table-driven credit policy. Please revise to disclose this policy here. Refer to Item 1111 of Regulation AB.
           Please also see the correspondence you filed on November 4, 2016 for file number 333-
           213381 in response to a comment issued by staff on September 26, 2016.

        2. We note that later in your prospectus you provide quantitative tabular information about the statistical composition of the pool based on your proprietary credit scores. It is not clear, therefore, why you would not also be able to provide a description of the credit scoring system in accordance with Item 1111(b) of Regulation AB. Please revise to
 Walter Evans
EFCAR, LLC
October 16, 2019
Page 2

       include such a description. Please also see the correspondence you filed on November 4,
       2016 for file number 333-213381 in response to a comment issued by staff on September
       26, 2016.

The Trust Property and the Holding Trust Property, page 69

    3. We note that in the lists of assets of the holding trust property and the trust property, you include the phrase "among other things." Please revise to disclose what these other things may be. Refer to Item 1111(a) of Regulation AB.

The Automobile Loan Contracts

Composition, page 74

    4. We note that the tables on page 76 and page 85 in the form of Prospectus detailing proprietary credit score distribution. We also note your footnotes which state that the scale of the proprietary score is not comparable to a credit bureau score. Since you do not intend to show a side-by-side comparison between the proprietary credit scores and the credit bureau scores, please revise these tables so it is clear there is no correlation between the two different types of credit scores. Please also see the correspondence you filed on December 8, 2016 for file number 333-213381 in response to a comment issued by staff on December 6, 2016.

Exhibits

General

    5. Please confirm that all revisions made in the form of prospectus in repose to our comments will be applied to the applicable forms of transaction documents. Please file your revised exhibits in an amendment prior to effectiveness.

Exhibit 4.2 Form of Indenture

Section 6.14, page 59

    6. Section 6.14 provides that the "Indenture Trustee shall not be required to take any discretionary actions hereunder except upon the receipt of written direction and with security and indemnity reasonably satisfactory to the Indenture Trustee." Please revise the form of Indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the indenture trustee's duties in connection with actions relating to repurchase requests and dispute resolution.
 Walter Evans
EFCAR, LLC
October 16, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michelle Stasny at 202-551-3674 or me at 202-551-3850 with any other questions.

                                                           Sincerely,

                                                           /s/ Katherine Hsu

                                                           Katherine Hsu
                                                           Office Chief